Mail Stop 3561

April 30, 2008

Douglas D. Hommert
Executive Vice President
FutureFuel Corporation
8235 Forsyth Blvd., 4th Floor
Clayton, MO 63105

      Re: FutureFuel Corporation
              Form 10-12G/A and Supplemental Response
              Filed April 29, 2008
              Exchange Act Reports
              File No. 000-52577

Dear Mr. Hommert:

       We have completed our review of your Form 10-12G and related filings and have no further comments at this time.

                            Sincerely,

                            John Reynolds
                            Assistant Director